UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

ADS IN MOTION, INC.
(Exact name of registrant as specified in its corporate charter)

000-53460
(Commission File No.)

Delaware	95-4856713
(State of Incorporation)	(IRS Employer Identification No.)

159 South Street
Morristown, New Jersey 07960
(Address of principal executive offices)

973-984-7998
(Registrant’s telephone number)
__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

ADS IN MOTION, INC.

159 South Street
Morristown, New Jersey 07960

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about February 15, 2011, to the holders of record at the close of business on February 7, 2011 (the “Record Date”) of shares of our common stock, par value $0.0001 per share (“Common Stock”) of Ads In Motion, Inc., a Delaware  corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Share Exchange Agreement, dated February 8, 2011 (the “Share Exchange Agreement”), by and among (i) the Company, (ii) our former principal stockholders and (iii) Magla Products, LLC, a New Jersey limited liability company (“Magla Products”).  The transactions contemplated by the Share Exchange Agreement were consummated on February 8, 2011 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of Ads In Motion, Inc. and its consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 9,530,000 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which Magla Products transferred to us all of the membership interests in Magla International, LLC (“Magla”) in exchange for the issuance of 13,455,700 shares of our Common Stock to Magla Products of which 11,525,325 shares were distributed by Magla Products to Mr. Glatt, the sole member of Magla Products. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which Mr. Glatt became our principal stockholder.

On the Closing Date, Mr. Edward F. Myers III submitted his resignation from our Board of Directors and appointed Mr. Jordan Glatt and Mr. Christopher Carey to our Board of Directors. Mr. Myers’ resignation will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

The incoming directors are not currently directors of the Company, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of February 15, 2011 with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our common stock; (2) each of our directors, nominees for director and named executive officers; and (3) all directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated.  Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 159 South Street, Morristown, New Jersey 07960.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock
Jordan Glatt	11,075,325	(1)	64.61%
Christopher Carey	2,744,300	(2)	16.01%
Alison Carpinello	250,000		1.46%
Edward F. Myers III (3)	0		*
All directors and executive officers as a group (4 persons) (4)(5)	14,069,625		82.07%

Mitchell Glatt 45 E. 62nd Street, Apt. 3A New York, New York 10021	1,930,375		12.11%

* Less than 1%

(1) As of February, 8, 2011, Mr. Glatt had pledged all of his shares of common stock as security for the Company’s obligations under the Debentures.
(2) Includes 1,544,300 shares of common stock held by Chris Carey Advisors, LLC, a limited liability company of which Mr. Carey is the sole member.  The amount reported also includes shares of common stock underlying a warrant issued by the Company to Chris Carey Advisors, LLC to purchase 1,200,000 shares of the Company’s common stock, exercisable within 60 days of February 15, 2011.
(3) Former President and Chief Financial Officer prior to the Closing Date and current director until the Effective Date.
(4) Messrs. Glatt and Carey and Ms. Carpinello entered into lock-up agreements with the Company pursuant to which each is restricted from offering, pledging, selling, contracting to sell, selling any option or contracting to purchase, lend, transfer or otherwise dispose of any shares of common stock of the Company or any other securities convertible or exercisable for shares of the Company’s common stock.
(5) The Board of Directors, after reviewing the functions of all of our officers, both in terms of designated function and functions actually performed, has determined that only Mr. Glatt and Ms. Carpinello are deemed to be officers or executive officers of the Company for reporting purposes under Item 403 of Regulation S-K of the Securities Act.

Changes in Control

Jordan Glatt has pledged all of his shares of our common stock as security for the Company’s performance under the Debentures.  In the event the Company defaults on the payment of principal or interest or in its other obligations under the Debentures, the holders thereof may realize upon such shares in an amount that may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Jordan Glatt (1)	48	Chairman, President and Chief Executive Officer
Christopher Carey (1)	58	Director
Alison Carpinello	49	Chief Financial Officer and Vice President
Edward F. Myers III (2)	43	Director

(1) Messrs. Glatt and Carey will become directors on the Effective Date.
(2) The resignation of Mr. Myers shall become effective on the Effective Date.

Jordan Glatt was appointed President and Chief Executive Officer of the Company on the Closing Date and will become the Chairman of our board of directors on the Effective Date.  Mr. Glatt has served as the President of our predecessor company, Magla Products, LLC, since 1986.  Mr. Glatt earned a BA from Drew University in 1984.  Mr. Glatt also serves as Mayor of Summit, New Jersey.

Christopher Carey will become a member of our board of directors on the Effective Date.  Mr. Carey is the President of Chris Carey Advisors, LLC, a management consulting company which Mr. Carey formed in March 2009.  Mr. Carey is a member of the World Presidents’ Organization, the Chief Executives Organization, and past chapter chairman of the Young Presidents’ Organization. He was named Entrepreneur of the Year by New Jersey magazine in 1998 and Small Business Philanthropist of the Year by the Community Foundation of New Jersey in 1997.  Mr. Carey earned a Bachelor of Arts degree from Princeton University in 1975.  He currently is a Director and sits on the Board of GSM Systems, a technology services provider headquartered in New York.  He is a contributing columnist for Forbes Magazine.

Alison Carpinello was appointed Chief Financial Officer and Vice President on the Closing Date.  Ms. Carpinello has served as Chief Financial Officer of our predecessor company, Magla Products, since 1998.  Ms. Carpinello began her career with Magla as a cost accountant in 1983 and became Assistant Controller in 1988.  Ms. Carpinello earned a Bachelor of Science in Accounting from Monmouth University in 1983.

Edward F. Myers III has been a member of our board of directors since August 15, 2007 and served as our President from August 2007 to the closing of our reverse acquisition of Magla on the Closing Date. Mr. Myers has owned and operated “Myers Painting” a sole proprietorship for the last six years. Mr. Myers is a licensed painting contractor in the state of California.  He will no longer be a member of our Board of Directors as of the Effective Date.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions, and Director Independence – Transactions with Related Persons,” none of our directors, director nominees, or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates, or associates which are required to be disclosed pursuant to the rules and regulations of the Commission.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The following includes a summary of transactions since the beginning of fiscal 2009, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds $120,000 and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

•
On the Closing Date, we issued 13,455,700 shares of our common stock to Magla Products pursuant to the Share Exchange.  Jordan Glatt, our President, and Chief Executive Officer and principal stockholder, is the sole member of Magla Products.  Immediately following the Share Exchange, Magla Products distributed 11,525,325 of such shares to Mr. Glatt.

•
On the Closing Date, and in connection with the closing of the reverse acquisition of Magla, we issued 1,544,300 shares of our common stock and a warrant to purchase 1,200,000 shares of our common stock at an exercise price of $0.74 to Chris Carey Advisors, LLC.  The warrant issued to Chris Carey Advisors, LLC is exercisable for a period of five years.  Christopher Carey, a member of our Board of Directors, is the sole member of Chris Carey Advisors, LLC.  In addition, in fiscal 2010 Magla paid $105,000 to Chris Carey Advisors, LLC and an additional $45,000 in fiscal 2011.  Chris Carey Advisors, LLC is also entitled to a consulting fee of $20,000 per month for a period of eighteen months from the closing of the reverse acquisition of Magla.

•	On the Closing Date, we entered into a lease for the Statesville, North Carolina property. The property is owned by Herbert Glatt, the father of Jordan Glatt.
•
On January 25, 2011, Magla Products, our predecessor company, entered into a promissory note in the principal amount of $540,000 in favor of Fawn Hill Associates, a general partnership of which Herbert Glatt and Gloria Glatt, the parents of Jordan Glatt, are the general partners (the “FHA Note”). As a result of the Magla Reorganization, Magla assumed Magla Products’ obligations under the FHA Note.  In addition, on the Closing Date, Fawn Hill Associates assigned the FHA Note to Herbert Glatt.

•
On the Closing Date, the Company issued to Herbert Glatt a Debenture in the aggregate principal amount of $585,000 and Warrants to acquire an aggregate of 1,003,430 shares of our common stock.  In consideration for the Debentures and Warrants, Mr. Glatt assigned the FHA Note to the Company which the Company subsequently cancelled.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•
the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. Glatt is not considered independent because he is an executive officer of the Company.  Mr. Carey is not considered independent since he controls and is the President of Chris Carey Advisors, LLC, which provides consulting services to Magla.

We do not currently have a separately designated audit, nominating or compensation committee.

Board Meetings and Annual Meeting

During fiscal year ended May 31, 2010, our Board of Directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We do not currently have a separately designated audit, nominating or compensation committee.

Board Leadership Structure and Role in Risk Oversight

Mr. Glatt serves as both our President and Chief Executive Officer and as the Chairman of our Board of Directors.  Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

The following sets forth information with respect to the compensation awarded or paid to Jordan Glatt, our President and Chief Executive Officer, Alison Carpinello, our Chief Financial Officer and Edward F. Myers, III, our former President, for all services rendered in all capacities to us and our subsidiaries in fiscal 2010 and 2009.  These three executive officers are referred to as the “named executive officers” throughout this report.

Summary Compensation Table

The following table sets forth information regarding each element of compensation that we paid or awarded to our named executive officers for fiscal 2010 and 2009.

Name and Principal Position	Year	Salary($)	Bonus($)	All Other Compensation ($)	Total($)
Jordan Glatt (1)	2010	$368,060	$0	$203,656	$571,716
President and	2009	$537,700	$0	$322,198	$859,898
Chief Executive Officer

Alison Carpinello (2)	2010	$115,884	$-	$16,500	$132,384
Chief Financial Officer and	2009	$115,000	$10,500	$17,000	$142,500
Vice President

Edward F. Myers, III (3)	2010	$0	$0	$0	$0
Former President	2009	$0	$0	$0	$0

(1) On the Closing Date, we acquired Magla from Magla Products in a reverse acquisition transaction and, in connection with that transaction, Mr. Glatt was appointed as our President and Chief Executive Officer and Ms. Carpinello was appointed as our Chief Financial Officer and Vice President.  The amounts in this table reflect compensation awarded or paid by Magla, or its predecessors, to Mr. Glatt and Ms. Carpinello in fiscal 2010 and 2009.
(2) Ms. Carpinello was appointed as our Chief Financial Officer and Vice President on the Closing Date.  The amounts in this table reflect compensation awarded or paid by Magla, or its predecessors, to Ms. Carpinello in fiscal 2010 and 2009.
(3) Mr. Myers resigned as an executive officer of the Company on the Closing Date.  Prior to his resignation, he was the Company’s principal executive officer.

Outstanding Equity Awards at Fiscal Year-End Table

We had no outstanding equity awards as of the end of fiscal 2010.

Employment Agreements

Employment Agreement with Jordan Glatt, President and Chief Executive Officer

On the Closing Date, we entered into an Employment Agreement with Jordan Glatt (the “Glatt Agreement”). Pursuant to the Glatt Agreement, Mr. Glatt will serve as our President and Chief Executive Officer the Company and the President, Chief Executive Officer and General Manager of Magla, our wholly owned subsidiary.

The initial term of the Glatt Agreement ends on February 7, 2014, however, the term will be renewed automatically for additional three year periods unless terminated by either of the parties upon written notice to the other party at least 90 days prior to the end of the then current term.

The Glatt Agreement provides that Mr. Glatt’s initial base salary during the term shall be $350,000 per annum or such higher rate as our Board of Directors may reasonably determine.  Mr. Glatt’s base salary may not be reduced without his consent and shall be increased annually by the percentage change in the Consumer Price Index for Urban Wage Earners and Clerical Workers in the New York, New York - Northeastern Jersey area.

During the term of the Glatt Agreement, in addition to base salary, Mr. Glatt shall have the opportunity to receive an annual incentive bonus in an amount and on such terms to be determined by the Board of Directors. Although the Glatt Agreement does not provide for any specific awards, it does provide that Mr. Glatt will be eligible for bonus awards based on the his performance and the Company’s achievement of certain criteria and other targets established by the Company’s Board of Directors from time to time.  The Glatt agreement reflects that it is anticipated that such bonus award will be $150,000 per annum, subject to final determination by the Board of Directors.

The Glatt Agreement provides that Mr. Glatt may participate in benefit plans and other fringe benefits in which other employees of the Company or Magla are entitled to participate.  In addition, the Glatt Agreement provides that the Company shall also pay premiums on life insurance.  In addition, under the terms of the Glatt Agreement, Mr. Glatt is entitled to receive an automobile for his use and the Company will pay any professional association fees as Mr. Glatt shall determine.

Pursuant to the Glatt Agreement, in the event Mr. Glatt is terminated by the Company due to his disability, Mr. Glatt shall be entitled to (1) any base salary and other benefits earned and accrued prior to the date of termination; (2) his base salary for a period of one year following the termination, reduced by any amounts received under any disability plan maintained by the Company; and (3) the pro-rata portion of any bonus otherwise due to him corresponding to the period of his employment during the termination year.

Pursuant to the Glatt Agreement, Mr. Glatt’s employment shall terminate upon his death.  In such event, the Company shall pay to his estate or beneficiaries (1) any base salary and other benefits earned and accrued prior to the date of death; (2) his base salary for the remainder of the fiscal year in which his death occurred or, if greater, for six months following the date of death; and (3) the pro-rata portion of any bonus otherwise due to him corresponding to the period of his employment during the year of his death.

If Mr. Glatt terminates his employment without “Good Reason” (as defined in the Glatt Agreement) or the Company terminates his employment for “Cause” (as defined in the Glatt Agreement), Mr. Glatt will only be entitled to any base salary and other benefits earned and accrued prior to the date of termination.

If Mr. Glatt terminates his employment with “Good Reason” or the Company terminates his employment without “Cause,” Mr. Glatt will be entitled to receive (1) any base salary earned and accrued prior to the date of termination; (2) the pro-rata portion of any bonus otherwise due to him; (3) reimbursement for any unreimbursed expenses; and (4) continued participation in benefits plans through the date on which his termination shall occur.  All termination payments with respect to termination with Good Reason are subject to Mr. Glatt signing a general release.

If the Company terminates the Glatt Agreement without “Cause” within six months prior to or twelve months following a “Change of Control” (as defined in the Glatt Agreement), such termination will be treated as a termination for “Good Reason,” and Mr. Glatt will be entitled to the compensation set forth in the preceding paragraph.

The Glatt Agreement provides that the Company, or any entity which controls the Company, shall require any successor entity (whether direct or indirect, by purchase, merger, consolidation or otherwise) to substantially all of the Company’s assets or its business to assume the Glatt Agreement.  Failure of the Company to obtain such assumption shall be a breach of the Glatt Agreement and such termination will be treated as a termination for “Good Reason” and Mr. Glatt will be entitled to the compensation set forth above.

The Glatt Agreement contains a non-competition provision restricting Mr. Glatt’s ability to engage in certain activities that are competitive with the Company for a period of twelve months after the end of the term of the Glatt Agreement. The Glatt Agreement also contains customary confidentiality provisions.

The foregoing description of the terms of the Glatt Agreement is qualified in its entirety by reference to the provisions of the Glatt Agreement filed as Exhibit 10.17 to this report, which is incorporated by reference herein.

Employment Agreement with Alison Carpinello, Chief Financial Officer and Vice President

In June 2009, our predecessor, Magla Products, entered into an Employment Agreement with Alison Carpinello pursuant to which Ms. Carpinello has served as Magla Product’s Comptroller.  On the Closing Date, we entered into an amendment to Mr. Carpinello’s employment agreement pursuant to which Ms. Carpinello will serve as our Chief Financial Officer and Vice President and as Comptroller of Magla.  Ms. Carpinello’s employment agreement, as amended, is referred to herein as the “Carpinello Agreement.”

The initial term of the Carpinello Agreement ends on June 30, 2014 and provides for an annual base salary of $150,000.  However, Magla may increase Ms. Carpinello’s annual base salary from time to time.  During the term of the Carpinello Agreement, in addition to base salary, Ms. Carpinello shall be entitled to an annual bonus of $11,000 payable in December of each year during the term.  Under the terms of the Carpinello Agreement, Ms. Carpinello is also entitled to participate in benefit plans and other fringe benefits in which other employees of Magla are entitled to participate.

Ms. Carpinello shall continue to receive her base salary and any other benefits through the date of termination if Magla terminates Ms. Carpinello’s employment for “Cause” (as defined in the Carpinello Agreement).  In the event that Magla terminates Ms. Carpinello’s employment without “Cause,” Ms. Carpinello shall be entitled to receive her base compensation, bonus amount and shall be entitled to continue to receive health benefits for a period of twelve months following the date of such termination.  If Ms. Carpinello has not found other employment within that period, she will be entitled to continue to receive her base salary and bonus and shall continue to receive health benefits for an addition twelve month period.  Magla’s obligation to provide the foregoing is conditioned upon Ms. Carpinello entering into a release agreement satisfactory to Magla at the time of such termination.

Under the Carpinello Agreement, Ms. Carpinello may terminate her employment upon 90 days prior written notice.  If Ms. Carpinello terminates her employment, she will continue to receive salary and her bonus and shall continue to participate in all benefit programs through the date of termination.

The Carpinello Agreement contains a non-competition provision restricting Ms. Carpinello’s ability to engage in certain activities that are competitive with the Company for a period of two years after the end of the term of the Carpinello Agreement. The Carpinello Agreement also contains customary confidentiality provisions.

The foregoing description of the terms of the Carpinello Agreement is qualified in its entirety by reference to the provisions of the Carpinello Agreement, as amended, filed as Exhibits 10.18(a) and 10.18(b) to this report, which are incorporated by reference herein.

Amended and Restated Deferred Compensation Plan

Ms. Carpinello participates in an amended and restated non-qualified deferred compensation plan originally established by Magla Products, Inc. a predecessor to the Company (the “Plan”).  The plan was subsequently adopted by Magla Products and then by Magla International pursuant to the Magla Reorganization.  The Plan provides that Magla International shall establish an account for Ms. Carpinello (the “Deferred Compensation Account”) and that the value of such account from time to time shall be the cash value of a life insurance policy in the initial face amount of $450,000.

In the event Ms. Carpinello retires after attaining the age of 65 or, if prior to attaining the age of 65, Ms. Carpinello becomes “disabled” (as such term is defined in the Plan) while employed by Magla International and such disability continues for a period of at least six months, she will be entitled to receive an amount equal to the cash value of the Deferred Compensation Account on the date of her retirement or disability, as applicable, payable in equal monthly installments over five years.  In the event that Ms. Carpinello dies during such period, such monthly payments shall continue to be made to her designee or beneficiary until the expiration of such period.

In the event Ms. Carpinello dies while employed by Magla International and prior to the age of 65, her designee shall be entitled to receive an amount equal to the cash value of the Deferred Compensation Account on the date of her death, payable in one lump sum or in equal monthly installments at Ms. Carpinello’s prior written election.  If Ms. Carpinello does not identify a designee or does not select a payment method, such payment shall be made to her beneficiaries as set forth in the Plan in one lump sum.

If Ms. Carpinello’s employment with Magla International is terminated other than for “just cause” (as such term is defined in the Plan), death, disability or retirement, then Ms. Carpinello shall be entitled to receive a percentage of the cash value of the Deferred Compensation Account in accordance with a vesting schedule set forth in the Plan.  The vesting schedule is on the number of years of Ms. Carpinello’s service to Magla International.

In the event of a “change of control” (as defined in the Plan) Ms. Carpinello shall become fully vested in the cash value of the Deferred Compensation Account.

The foregoing description of the terms of the Plan is qualified in its entirety by reference to the provisions of the Plan filed as Exhibit 10.19 to this report, which is incorporated by reference herein.

Compensation of Directors

None of our non-management directors were awarded or paid compensation for services to the Company in fiscal 2009.  Management directors are not compensated for their service as directors. The compensation received by our management directors is shown in the “Summary Compensation Table” above.

On the Closing Date, Christopher Carey, the sole member of Chris Carey Advisors, LLC, was appointed to our Board of Directors, effective as of the Effective Date.  In connection with the closing of the reverse acquisition of Magla, we issued to Chris Carey Advisors, LLC 1,554,300 shares of our common stock and a warrant to purchase 1,200,000 shares of our common stock at an exercise price of $0.74 exercisable for a period of five years.  In addition, in fiscal 2010 Magla paid $105,000 to Chris Carey Advisors, LLC and an additional $45,000 in fiscal 2011.  Chris Carey Advisors, LLC is also entitled to a consulting fee of $20,000 per month for a period of eighteen months from the closing of the reverse acquisition of Magla.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Centracan incorporated has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 2011	Ads in Motion, Inc.

	By:	/s/ Jordan Glatt
Jordan Glatt
President & Chief Executive Officer